UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885, 333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on February 7th, 2017, disclosing changes to the Registrant’s management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: February 7th, 2017	By:	/s/ Brendan Reidy
Brendan Reidy
Chief Executive Officer

  Management Consolidation at Top Image Systems

TEL AVIV, Israel and PLANO, Texas, February 7, 2017 (GLOBE NEWSWIRE) -- Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced that Bob Fresneda, President of TIS Americas, is leaving the Company.  Staff who previously reported to Mr. Fresneda will now report directly to Brendan Reidy, CEO. In addition, in order to better leverage and focus our Americas resources, we will be consolidating our New Orleans facilities into our Plano, Texas head office location.

“I would like to thank Mr. Fresneda for his contribution to Top Image Systems and wish him all the best in his new pursuits,” commented Brendan Reidy, CEO, Top Image Systems.  “I am assuming a direct and active role in the management of our Americas operations to strengthen and accelerate the execution of our growth plans.”

About Top Image Systems
Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more.  Whether originating from mobile,   electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible.  TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Top Image Systems Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

TIS Company Contact:

Shelli Zargary
Director of Corporate Marketing and Investor Relations
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors Contact:

James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
 + 1 646 755 7412